UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                        August                        , 2002
                 --------------------------------------------------------------
                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton,
            HM 08, Bermuda (Address of principal executive offices)
--------------------------------------------------------------------------------
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F        X              Form 40-F
                             ------------                    ------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                 No           X
                             ------------                    ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated August 22, 2002.

Attached as Exhibit 2 is a copy of a letter from the Company dated August 30, 2002 which accompanies the Second Quarter 2002 Report to Shareholders as transmitted to the Securities and Exchange Commission.

                                    Exhibit 1

FRONTLINE LTD.

INTERIM REPORT APRIL - JUNE 2002

SECOND QUARTER AND SIX MONTH RESULTS
Frontline Ltd. reports earnings before interest, tax, depreciation, and amortisation including earnings from associated companies (EBITDA) of $38.2 million and a net loss of $31.8 million for the second quarter of 2002. The net loss figure includes losses of $2.4 million related to the ordinary ship operating activities and losses of $29.4 million as a result of non ship operating activities whereof the main factor is an unrealised foreign currency loss due to revaluation of Yen debt. The loss per share for the quarter was $0.42.

The average daily time charter equivalents ("TCEs") earned by VLCCs, Suezmax tankers, and Suezmax OBO carriers were $17,000, $17,600 and $15,300, respectively, compared with $20,600, $16,500 and $18,000, respectively in the immediately preceding quarter. These TCEs include vessels trading on the spot market and on time charters. Average daily ship operating expenses are in line with budget with the increased total expense in the second quarter reflecting the drydocking of five vessels.

Net interest expense for the quarter was $16.7 million (2001 second quarter - $19.3 million). This compares with $15.1 million the first quarter of 2002, the increase arising from the delivery of two newbuildings during the first quarter. Other financial items for the quarter were negative $4.8 million which includes a $1.7 million charge for the market value adjustment on interest rate swaps and a $4.5 million charge for the market value adjustment on the Company's Equity Swap Line. The strengthening of the Yen against the US Dollar in the second quarter of 2002 resulted in an unrealised foreign currency exchange loss of $13.8 million due to the revaluation of Yen debt in certain subsidiaries. In the second quarter of 2002, the $9.5 million negative share of results from associated companies also includes approximately $7.1 million unrealised exchange loss on Yen debt.

The Company has in the first half of 2002 reduced its Yen debt and capital lease obligations (including our share of associated companies) from JPY 37.6 billion by the end of last year to JPY 26.1 billion as of June 30. A significant part of the remaining exposure is linked to the non-recourse subsidiary Golden Ocean and to vessels, which have secured charter income in Yen. Accountingwise this contract coverage is not used to offset the loss mentioned.

For the first six months of 2002,  the Company had EBITDA of $95.0 million (2001
- $351.8 million) and reports a net loss of $16.9 million. This compares with a first half net income of $299.8 million in 2001 (including $32.3 million relating to the cumulative effect of a change in accounting policy). Loss per share for the 2002 year to date is $0.22 (2001 first half - earnings per share of $3.89).

Net interest expense for the six month period was $31.8 million (2001 first half
- $41.1 million). The foreign exchange loss for the six month period was $12.1 million, reduced from $19.0 million gain at June 30, 2001.

THE MARKET

The soft tanker market at the end of the first quarter continued into the second quarter. Rates improved somewhat in May but fell back again in June influenced by among others a reduced Iraqi production. Rates have improved somewhat after June but the whole market has remained lacklustre and earnings for crude oil tonnage have been unsatisfactory. The OPEC production has been curtailed in order to support the oil price in a market which has shown weak oil demand. The lack of crude oil cargoes out of the Middle East Gulf has put pressure on VLCC rates. This has led to increased VLCC activity in the Atlantic basin which in turn has negatively affected rates for other categories of crude oil carriers.

The activity of scrapping in the early part of the year has slowed down somewhat. So far this year 30 VLCCs have been scrapped, while 20 VLCCs have been delivered from the yards. For the Suezmax segment 12 ships have been scrapped while 12 ships have been delivered. Order books currently stand at 71 VLCCs and 65 Suezmaxes for delivery until the middle of 2005. Very few newbuilding orders have been placed in the period. After a significant fall in newbuilding prices last year it seems like the prices have flattened out supported partly by a stronger Yen and Won.

CORPORATE AND OTHER MATTERS

In June 2002, the Company sold four drybulk vessels with delivery of two vessels to the buyer in June and two in July. The sale of these four vessels releases approximately $16 million in liquidity, of which $9 million in the second quarter.

In early July 2002, the Company together with joint venture partners, took delivery of one VLCC newbuilding, Hakata, in which the Company has a one third share. Excluding this vessel, at June 30, 2002 the Company has four newbuilding VLCCs on order. The three ships to be delivered in 2002 have already received committed financing. Remaining equity investment in the newbuilding program is estimated to $11 million in the third quarter, $7 million in the fourth quarter and $9 million in 2003.

In July 2002, the Company has entered into an agreement to timecharter in four 1999-2000 built double-hull VLCCs from British Petroleum ("BP"). The Company has also entered into a contract of affreightment with BP whereby Frontline will provide transportation for all BP Group VLCC cargoes worldwide.

At June 30, 2002, and for the quarter then ended, 76,466,566 ordinary shares were outstanding (as at June 2001, 76,912,566 and for the quarter then ended, 76,943,910). At June 30, 2002, the Bank of Nova Scotia Group had acquired 2,620,000 Frontline shares pursuant to the existing Equity Swap Line, of which 520,000 have been acquired in the first half of 2002.

The Board is seeking to benefit from opportunities created by the weak market conditions. It is, however, a limitation to the Board's willingness to grow the company further that the current share price of Frontline only reflects 40 per cent of the Book value of the shares.

In Frontline's 20 F for 2001 the situation around Golden Ocean's VLCC, Golden Stream, was described. The Board is pleased to report that Frontline's non recourse subsidiary Golden Ocean for the time being has reached an agreement with the lenders to the VLCC Golden Stream. The loans to Golden Stream have been extended on a pay as you earn basis. The ship is still operated as a part of the Frontline fleet.

The Board is comfortable with the Company's financial position. The fact that the Company in the period 2000-01 totally made $697 million in profit has substantially strengthened the Company compared to the last down cycle. The daily cash break even for the fleet has been reduced with approximately $4,000 per day, and the Company's cash liquidity has increased with approximately 50 per cent since the last down cycle in 1998-99. The book solidity in the Company has increased from 32 per cent in 1999 to 41 per cent in 2002. The shareholders should be assured that the Board continuously is working with the target of lowering the cash break even further. This can be achieved through reduced costs as well as through improved debt repayment profiles.

OUTLOOK

In our last quarterly report we expected recovery in oil demand and, as a consequence, increased chartering activity and rate improvements to take effect starting in the third quarter of 2002. The absence of economic recovery in important consumption areas combined with continued high crude oil prices, and a backwardation in the oil market have, however, hampered oil consumption and demand for transportation. The overall tanker fleet in dwt is today at the same level as it was when the market peaked in 2000. The Opec production is, however, reduced with more than 4 million barrels per day since the peak. Any substantial improvement in tanker rates will highly depend on increased Opec production.

The Board is pleased with the fact that the Company even in these weak market conditions can produce a core net income from the ordinary shipping activities, which is only $ 2.4 million under break even.

The Board expects currents rate levels to be supported against further falls by the uneconomical operation of the old turbine tankers. This sets the basis for the results for the third quarter. Based on a likely increase of Opec production in the fourth quarter the Board remains cautiously optimistic that the results for the last part of the year again will show a positive development.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline Management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 22, 2002
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Contact: Ola Lorentzon, Managing Director, Frontline Management AS
         +47 23 11 40 00

         Tom E. Jebsen: Chief Financial Officer, Frontline Management AS +47 23 11 40 00

         Tor Olav Tr0im: Director and Vice-President, Frontline Ltd
         +47 906 88267

                                         FRONTLINE GROUP SECOND QUARTER REPORT (UNAUDITED)

     2001          2002      INCOME STATEMENT                                                     2002         2001         2001
   Apr-Jun        Apr-Jun    (in thousands of $)                                                Jan-Jun      Jan-Jun      Jan-Dec
                                                                                                                         (audited)
----------------------------------------------------------------------------------------------------------------------------------

       186,256       92,798  Net operating revenues                                              187,701      405,345      647,345
        15,300       (2,269)  Gain (loss) from sale of assets                                     (2,269)      16,017       35,620
        33,109       30,451  Ship operating expenses                                              57,366       57,370      121,452
        10,509        9,754  Charterhire expenses                                                 19,545       21,055       41,858
         2,884        2,655  Administrative expenses                                               5,076        6,359       13,176
       155,054       47,669  Operating income before depreciation and amortisation               103,445      336,578      506,479
        29,248       34,774  Depreciation and amortisation                                        68,727       58,145      121,725
       125,806       12,895  Operating income after depreciation and amortisation                 34,718      278,433      384,754
         3,207        2,877  Interest income                                                       5,432        7,881       12,953
       (22,555)     (19,536)  Interest expense                                                   (37,200)     (48,939)    (91,800)
         4,391       (9,451)  Share of results from associated companies                          (8,464)      15,269       22,317
            32       (4,759)  Other financial items                                                  719       (4,163)      (5,709)
        (3,355)     (13,802)  Foreign currency exchange gain (loss)                              (12,117)      18,966       28,318
       107,526      (31,776)  Income (loss) before taxes and minority interest                   (16,912)     267,447      350,833
           (15)          (1)  Taxes                                                                    1          (15)         444
            45            -  Minority interest                                                         -           45           -
             -            -  Cumulative effect of change in accounting principle                       -       32,339       32,339
       107,496      (31,775)  Net income (loss)                                                  (16,913)     299,756      382,728

                             Earnings (loss) Per Share Amounts ($)
         $1.40       $(0.42)  EPS before cumulative effect of change in accounting principle      $(0.22)       $3.47        $4.57
             -            -  Cumulative effect of change in accounting principle                       -        $0.42        $0.42
         $1.40       $(0.42)  EPS                                                                 $(0.22)       $3.89        $4.99
----------------------------------------------------------------------------------------------------------------------------------

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                             Income on timecharter basis ($ per day per ship)*
        51,400       17,000  VLCC                                                                  18,700       56,600       40,800
        36,500       17,600  Suezmax                                                               17,000       39,800       30,700
        33,400       15,300  Suezmax OBO                                                           16,600       36,500       28,900
----------------------------------------------------------------------------------------------------------------------------------
                             * Basis = Calendar days minus off-hire. Figures after
                             deduction of broker commission

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BALANCE SHEET                                                                                   2002          2001          2001
(in thousands of $)                                                                            Jun 30        Jun 30        Dec 31
                                                                                                                          (audited)
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
ASSETS
Short term
Cash and cash equivalents                                                                         95,072      130,066      189,277
Other current assets                                                                              85,344      116,780       88,641
Long term
Newbuildings and vessel purchase options                                                          80,566      105,988      102,781
Vessels and equipment, net                                                                     2,318,742    2,366,229    2,196,959
Vessels under capital lease, net                                                                 234,336      106,137      317,208
Investment in associated companies                                                               112,769       62,223      109,898
Goodwill                                                                                          11,892       14,285       14,049
Deferred charges and other long-term assets                                                       15,287       40,084       19,110
Total assets                                                                                   2,954,008    2,941,792    3,033,774

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                                                 230,009      237,394      227,597
Current portion of obligations under capital lease                                                12,426        7,383       17,127
Other current liabilities                                                                         43,971       56,490       70,332
Long term
Long term interest bearing debt                                                                1,201,871    1,320,230    1,164,354
Obligations under capital lease                                                                  221,691       88,058      283,663
Other long term liabilities                                                                       28,721       12,964       11,478
Minority interest                                                                                    166        7,267        6,822
Stockholders' equity                                                                           1,215,153    1,212,006    1,252,401
Total liabilities and stockholders' equity                                                     2,954,008    2,941,792    3,033,774
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF CASHFLOWS                                                                                        2002         2002
(in thousands of $)                                                                                          Apr-Jun      Jan-Jun
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
OPERATING ACTIVITIES
Net income (loss)                                                                                            (31,775)     (16,913)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation                                                                                  35,667       69,753
Unrealised foreign currency exchange (gain) loss                                                               14,044       12,359
Gain or loss on sale of assets                                                                                  2,269        2,269
Results from associated companies                                                                               9,451        8,464
Adjustment of financial derivatives to market value                                                             5,301          907
Change in operating assets and liabilities                                                                      7,884      (7,474)
Net cash provided by operating activities                                                                      42,841       69,365

INVESTING ACTIVITIES
Additions to newbuildings, vessels and equipment                                                             (19,823)    (136,937)
Advances to associated companies, net                                                                         (5,660)     (11,202)
Purchase of minority interest                                                                                   (447)      (4,499)
Proceeds from sale of assets                                                                                   31,941       42,441
Net cash provided by (used in) investing activities                                                             6,011    (110,197)

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid                                                                 49,911      172,754
Repayments of long-term debt                                                                                 (78,505)    (144,658)
Repayment of capital leases                                                                                   (2,950)     (62,576)
Dividends paid                                                                                                (3,822)     (19,116)
Issue of shares, net                                                                                                -          223
Net cash used in financing activities                                                                        (35,366)     (53,373)

Net increase (decrease) in cash and cash equivalents                                                           13,486     (94,205)
Cash and cash equivalents at start of period                                                                   81,586      189,277
Cash and cash equivalents at end of period                                                                     95,072       95,072
----------------------------------------------------------------------------------------------------------------------------------

                                    Exhibit 2

                         [LETTERHEAD OF FRONTLINE LTD.]

                                                         August 30, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA


Dear Sirs,

                        Frontline Ltd. (the "Registrant")
                                 File No. 022704

We refer to the accompanying periodic report on Form 6-K. To the best of the knowledge of each of the undersigned, this report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934. The information contained in this report fairly presents in all material respects the Registrant's financial condition and results of operations as of the periods stated therein.

                                Yours faithfully,


                               /s/ John Fredriksen

                                 John Fredriksen
                      President and Chief Executive officer


                               /s/ Tor Olav Troim

                                 Tor Olav Troim
                                 Vice President


                              /s/ Kate Blankenship

                                Kate Blankenship
                            Chief Accounting Officer


                                 /s/ Tom Jebsen

                                   Tom Jebsen
                Chief Financial Officer, Frontline Management AS

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                 Frontline Ltd.
                                        ---------------------------------
                                        (Registrant)




Date      August 30, 2002            By      /s/ Kate Blankenship
                                        ---------------------------------
                                                 Kate Blankenship
                                         Secretary and Chief Accounting Officer


02089.0009 #346598